UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

December 31, 2013 and 2012
and the
Year Ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Planning Committee
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAYER HOFFMAN McCANN P.C.
Chicago, Illinois
June 16, 2014

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2013 and 2012, and for the year ended December 31, 2013, and the supplemental schedule as of December 31, 2013, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2013	2012
ASSETS
Investments, at fair value	$224,994,876	$181,943,148
Receivables:
Employer contributions	235,462	50,274
Participants' contributions	194,120	57,987
Notes receivable from participants	3,637,054	3,090,876
	4,066,636	3,199,137
Net assets reflecting investments at fair value	229,061,512	185,142,285
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,186,848)	(2,126,590)
NET ASSETS AVAILABLE FOR BENEFITS	$227,874,664	$183,015,695

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2013
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$37,749,347
Interest and dividend income	6,998,980
44,748,327
Interest income on notes receivable from participants	133,664
Contributions:
Employer	6,766,369
Participants	9,056,204
15,822,573
TOTAL ADDITIONS	60,704,564

DEDUCTIONS
Benefits paid to participants	(15,797,310)
Administrative expenses	(48,285)
TOTAL DEDUCTIONS	(15,845,595)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	44,858,969
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	183,015,695
End of year	$227,874,664

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering a majority of the U.S. employees of Federal Signal Corporation (the “Company”). Employees are eligible to participate in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following 120 days of employment (or any day thereafter). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2010. The Plan is sponsored by the Company.
The Plan is administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Benefits Planning Committee and the Compensation and Benefits Committee of the Board of Directors.
Contributions
Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. If an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pretax annual compensation, unless the employee’s participation in the Plan is governed by a collective bargaining agreement. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
Company contributions are based on a percentage of employee contributions and on a points-weighted system based on age and service.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan. No dividends were paid in 2013.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings and is charged with an allocation of investment management fees, administrative expenses and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary retirement contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund, an investment fund consisting primarily of the Company’s common stock and some cash. Participants may change their investment by contacting Vanguard.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
As of December 31, 2013 and 2012, forfeited non-vested accounts totaled $232,619 and $122,808, respectively. These accounts are used to reduce employer contributions and/or to pay plan expenses. No such reductions were made during the year ended December 31, 2013.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present fair values of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 4 for discussions of fair value measurements.
The Plan accounts for fully benefit-responsive contracts in accordance with accounting guidance which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution, health and welfare and pension plans. As required, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.
The Federal Signal Stock Fund (the “Fund”) is tracked on a unitized basis. The Fund consists of Federal Signal Corporation common stock and the Vanguard Prime Money Market Fund sufficient to meet the Fund’s daily cash needs; unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of year-end market price plus the un-invested cash portion). As of December 31, 2013, 2,589,116 units were outstanding with a value of $6.76 per unit. As of December 31, 2012, 2,633,163 units were outstanding with a value of $3.56 per unit.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity which causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation includes gains and losses on the investments bought and sold, as well as held during the year. Contributions are recognized based on payroll dates and accrued if applicable.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.
Unit Values
Individual participant accounts for the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are not included in the administrative expenses. Investment related expenses are paid directly from fund earnings and are included in net appreciation in fair value of investments.
NOTE 3 – INVESTMENTS
The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012:

	2013	2012
Vanguard Wellington Fund	$20,428,944	$17,913,732
Vanguard Explorer Fund	13,059,904	*
Vanguard 500 Index Fund	27,011,431	22,300,397
Vanguard PRIMECAP Fund	42,098,571	31,386,794
Vanguard Retirement Savings Trust	43,726,220	43,694,027
Federal Signal Stock Fund	17,504,235	9,362,243
* Not applicable, investment amount is below 5%
During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$29,004,773
Company stock fund	8,744,574
Total net appreciation in fair value of investments	$37,749,347

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS
Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013 and 2012.
Mutual funds
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
Valued at the closing price reported on the active market on which the security is traded plus the balance in the Vanguard Prime Money Market Fund.
Common/collective trust fund
Valued at the NAV of units of the bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$232,619	$—	$—	$232,619
Growth funds	67,402,012	—	—	67,402,012
Balanced funds	56,041,224	—	—	56,041,224
Index funds	38,897,558	—	—	38,897,558
Income funds	1,191,008	—	—	1,191,008
Total mutual funds	163,764,421	—	—	163,764,421
Common stock fund:
Federal Signal Stock Fund	17,504,235	—	—	17,504,235
Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	43,726,220	—	43,726,220
Total Investments at fair value	$181,268,656	$43,726,220	$—	$224,994,876
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$122,802	$—	$—	$122,802
Growth funds	49,452,978	—	—	49,452,978
Balanced funds	43,659,602	—	—	43,659,602
Index funds	34,127,235	—	—	34,127,235
Income funds	1,524,261	—	—	1,524,261
Total mutual funds	128,886,878	—	—	128,886,878
Common stock fund:
Federal Signal Stock Fund	9,362,243	—	—	9,362,243
Common/collective trust fund:*
Vanguard Retirement Savings Trust	—	43,694,027	—	43,694,027
Total Investments at fair value	$138,249,121	$43,694,027	$—	$181,943,148

*
The fair value of the investments in the common/collective trust has been estimated using the NAV of the investments. The common/collective trust listed in the above charts is redeemed on a daily basis and does not have any redemption restrictions. Additionally, there are no unfunded commitments.

NOTE 5 – COMMON/COLLECTIVE TRUST
The Vanguard Retirement Savings Trust is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The Vanguard Retirement Savings Trust is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Vanguard Retirement Savings Trust’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Vanguard Retirement Savings Trust invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the plan to transact at contract value with the issuer.  Such events include the following:  (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of  equity wash provisions, (3) bankruptcy of the

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
NOTE 6 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a common collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the trustee of $57,855 for the year ended December 31, 2013, which was not covered by revenue sharing. Participants or the Plan sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions.
NOTE 7 – TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company, by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with applicable requirements of the IRC. Although the Plan has been amended since applying for the determination letter, the Committee believes that the Plan and related trust comply with and have been administered in compliance with the applicable requirements of the IRC.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS.  The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Committee believes it is no longer subject to income tax examinations for years prior to 2010.
NOTE 8 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 9 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2013 and 2012, to Schedule H of Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$227,874,664	$183,015,695
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,186,848	2,126,590
Net assets available for benefits per Schedule H of the Form 5500	$229,061,512	$185,142,285

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2013 to net income per Schedule H of Form 5500:

Net increase in net assets available for benefits per the financial statements	$44,858,969
Net adjustment for fully benefit-responsive investment contracts	(939,742)
Net income per Schedule H of the Form 5500	$43,919,227
NOTE 11 – SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June 16, 2014, the date that the financial statements were filed with the Securities and Exchange Commission.

SUPPLEMENTAL SCHEDULE
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard Wellington Fund	Registered investment company	(1)	$20,428,944
*	Vanguard Explorer Fund	Registered investment company	(1)	13,059,904
*	Vanguard 500 Index Fund	Registered investment company	(1)	27,011,431
*	Vanguard PRIMECAP Fund	Registered investment company	(1)	42,098,571
*	Vanguard Retirement Savings Trust	Common/collective trust	(1)	43,726,220
*	Federal Signal Stock Fund	Common stock fund	(1)	17,504,235
*	Vanguard International Growth Fund	Registered investment company	(1)	7,810,035
*	Vanguard Total Bond Market Index Fund	Registered investment company	(1)	7,632,756
*	Vanguard Small-Cap Value Index Fund	Registered investment company	(1)	4,253,371
*	Vanguard Windsor II Fund	Registered investment company	(1)	4,433,502
*	Vanguard Prime Money Market Fund	Registered investment company	(1)	232,619
*	Vanguard Target Retirement 2010 Fund	Registered investment company	(1)	1,102,003
*	Vanguard Target Retirement 2015 Fund	Registered investment company	(1)	2,929,266
*	Vanguard Target Retirement 2020 Fund	Registered investment company	(1)	7,067,718
*	Vanguard Target Retirement 2025 Fund	Registered investment company	(1)	7,102,595
*	Vanguard Target Retirement 2030 Fund	Registered investment company	(1)	4,887,134
*	Vanguard Target Retirement 2035 Fund	Registered investment company	(1)	4,089,318
*	Vanguard Target Retirement 2040 Fund	Registered investment company	(1)	3,010,612
*	Vanguard Target Retirement 2045 Fund	Registered investment company	(1)	3,323,407
*	Vanguard Target Retirement 2050 Fund	Registered investment company	(1)	1,806,529
*	Vanguard Target Retirement 2055 Fund	Registered investment company	(1)	286,012
*	Vanguard Target Retirement 2060 Fund	Registered investment company	(1)	7,686
*	Vanguard Target Retirement Income	Registered investment company	(1)	1,191,008
				224,994,876
*	Participants’ loans	Interest rates from 4.25% to 9.25%	—	3,637,054
				$228,631,930

*	Party-in-interest as defined by ERISA

(1)	Cost information may be omitted for plan assets which are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 16, 2014	/s/ Paul Wittig
Paul Wittig
Vice President, Corporate Services (Benefits Administration Committee)

/s/ Jennifer L. Sherman
Jennifer L. Sherman
Chief Operating Officer (Benefits Administration Committee)

EXHIBIT INDEX

Exhibit No.	Description
23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM